January 11, 2010

VIA EDGAR

Division of Corporate Finance
Mail Stop 3030
100 F Street, N.E.
Securities and Exchange Commission
Washington, DC  20549

Re:         Derma Sciences, Inc. – Form S-1 File No. 333-163127

Dear Sir or Madam:

Derma Sciences, Inc. (the “Registrant”) hereby supplements its cover correspondence filed on January 8, 2010 with amendment no. 2 to its registration statement on Form S-1.

Prospectus – Back Cover

We added a back cover to the prospectus containing the Registrant’s name, logo, the number of shares offered, the underwriter’s name and prospectus delivery requirements.

Prospectus – Mobility1 Deletion

We deleted the product “Mobility1” and all references thereto from the prospectus.  Pages affected are:  i, 5, 18, 26, 32 and 33.

Very truly yours,

HEDGER & HEDGER

Raymond C. Hedger, Jr.

Enclosures

c      Edward J. Quilty
John E. Yetter, CPA